03013720

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED
MAR 0 3 2003
153
SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NO.
8-47425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pershing Trading Company L.P.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Pershing Plaza
(No. and Street)

Jersey City	New Jersey	07399
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Rizzello — (201) 413-3434
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Partnership Equity**
	(f)	**Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
X	(g)	**Computation of Net Capital Pursuant to Rule 15c3-1**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 (not applicable)**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable)**
	(j)	**A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
	(k)	**A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report (under separate cover)**
X	(n)	**A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)**
	(o)	**Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts (not applicable)**
	(p)	**Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act**

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Consolidated Financial Condition
Supplemental Report on Internal Control
See also PUBLIC report filed simultaneously herewith:
Commodity Exchange Act:
Statement of Consolidated Financial Condition
Computation of Net Capital Pursuant to Rule 15c3-1
Schedule of Segregation Requirements and Funds in Segregation
- Customers' Regulated Commodity Futures and Options Accounts

Schedule of Secured Amounts and Funds Held in Separate Accounts for
- Foreign Futures and Foreign Option Customers

Supplemental Report on Internal Control

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Joseph Rizzello, being duly authorized and sworn, affirm that I am an officer of Pershing Trading Company, L.P. and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule of the Corporation for the year ended December 31, 2002 are true and correct. I further represent that neither the Limited Partnership nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Joseph Rizzello
President

Subscribed and sworn to before me
this 21st day of February, 2003.

Laura Mondesir
Notary Public

LAURA MONDESIR
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires April 11, 20 06

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I Richard Brueckner being an allied member of the New York Stock Exchange, Inc. in our organization, hereby attest that the accompanying financial statements and supplemental schedule will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization.

Richard Brueckner
Chief Executive Officer and an Allied member

Subscribed and sworn to before me
this 21st day of February, 2003.

Notary Public

LAURA MONDESIR
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires April 11, 2006

SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH. D.C. 153 SECTION

PERSHING TRADING COMPANY, L.P.

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Partners of
Pershing Trading Company, L.P.

We have audited the accompanying statement of financial condition of Pershing Trading Company, L.P. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the General Partner. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the General Partner, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in note 6, on January 7, 2003, Credit Suisse First Boston (USA) Inc. entered into a definitive agreement to sell the majority of the assets of Pershing LLC, including Pershing Trading Company L.P.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pershing Trading Company, L.P. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 19, 2003

KPMG LLP KPMG LLP a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

PERSHING TRADING COMPANY, L.P.
Statement of Financial Condition

December 31, 2002
(In thousands)

ASSETS

Cash	$ 65
Deposit with affiliated clearing broker	250
Deposits with clearing organizations	804
Receivables from brokers, dealers and other	449
Financial instruments owned, at fair value:	
Money market instruments	96,200
Equities	1,839
Office facilities, at cost (net of accumulated depreciation and amortization of $41)	455
Exchange memberships owned, at cost (market value $2,302)	971
Other assets	1,092
Total assets	$102,125

LIABILITIES AND PARTNERSHIP EQUITY

Liabilities:	
Payable to brokers, dealers and other	$ 177
Financial instruments sold, not yet purchased, at fair value	445
Loan payable to affiliate	21,647
Accounts payable and accrued expenses	1,996
Total liabilities	24,265
Partnership Equity:	
General partner	778
Limited partner	77,082
Total partnership equity	77,860
Total Liabilities and Partnership Equity	$102,125

See accompanying notes to statement of financial condition.

PERSHING TRADING COMPANY, L.P.
Notes to Statement of Financial Condition

December 31, 2002

1. Summary of Significant Accounting Policies

Pershing Trading Company, L.P. (the "Company") is a limited partnership between Pershing LLC, ("Limited Partner") (formerly known as Donaldson, Lufkin & Jenrette Securities Corporation) and Pershing Clearing Corporation ("General Partner"), both of which are wholly owned subsidiaries of Credit Suisse First Boston (USA), Inc. ("CSFB (USA)"), (formerly Donaldson, Lufkin & Jenrette, Inc.). CSFB (USA) was acquired by Credit Suisse Group ("CSG") on November 3, 2000, and became an indirect, wholly owned subsidiary of CSG. CSG accounted for the acquisition using the purchase method of accounting. No adjustments of the historical carrying values of the Company's assets and liabilities to reflect the acquisition were recorded in the Company's historical financial statements. Similarly, although the acquisition gave rise to goodwill, none of this goodwill was "pushed down" to the Company, and thus goodwill associated with the acquisition does not affect the Company's statement of financial condition on a separate company basis.

The Company is a registered non-clearing broker-dealer operating as a trading specialist on various regional securities exchanges and a market maker in the over-the-counter equities securities market. The Company maintains a fully disclosed clearing agreement with a unit of its General Partner.

To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must estimate certain amounts that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at fair value or are carried at amounts that approximate fair value because of their short-term nature. Estimates of fair value are made at a specific point in time, based on relevant market information or information about the underlying financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at any one time the Company's entire holdings of a particular financial instrument.

Cash includes all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less.

Securities transactions are recorded on a settlement date basis and, if significant, adjustments are made to a trade date basis.

Financial instruments owned and financial instruments sold, not yet purchased, consist primarily of money market instruments and equity securities, and are carried at market value based on quoted market prices.

Included in other assets is a non-marketable investment of $879 thousand, which is carried at estimated fair market value.

Office facilities are carried at cost and are depreciated on a straight-line basis over the estimated useful life of the related assets ranging from three to eight years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

Exchange memberships owned by the company are carried at cost.

The Company is a partnership for Federal income tax purposes; therefore the Company is not subject to Federal and state income taxes but is subject to the New York City unincorporated business tax ("UBT"). The partners of the Company will be subject to U.S. tax on their respective share of the Company's income.

Certain reclassifications have been made to conform to current year presentation.

2. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies.

The following table sets forth related party assets and liabilities included in the respective line items at December 31, 2002.

	(In thousands)
Deposit with affiliated clearing broker	$ 250
Total Assets	$ 250
Loan payable to affiliate	$21,647
License fee payable (included in accounts payable and accrued expenses)	766
Total Liabilities	$22,413

Employees of the Company participate in the defined contribution employee benefit plan of the parent of CSFB (USA). Certain key employees of the Company participate in CSFB (USA)'s various deferred compensation arrangements, as well as other non-qualified plans, which are funded by insurance contracts.

3. Net Capital

The Company is a registered broker-dealer and a member firm of The New York Stock Exchange, Inc. (the "NYSE") and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission and the NYSE. As such, it is also subject to the NYSE's net capital rule, which conforms to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934. As a broker-dealer who engages in activities as a market maker, and who does not carry customer accounts, the Company is required to maintain minimum net capital, as defined, of the greater of $250 thousand or a specified dollar amount for each security in which it makes a market not to exceed $1.0 million. The Company's minimum net capital requirement as of December 31, 2002 was $0.9 million. At December 31, 2002, the Company's net capital of $68 million was in excess of the minimum requirement by $67.1 million.

4. Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its affiliated clearing broker pursuant to a clearance agreement. The affiliated clearing broker reviews the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

5. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of its activities as a broker-dealer in securities that would result in a material adverse effect on the Company's statement of financial condition.

6. Subsequent Event

On January 7, 2003, CSFB (USA) entered into a definitive agreement to sell the majority of the assets of Pershing LLC which includes Pershing Trading Company, L.P. to the Bank of New York Company, Inc. The transaction is expected to close in the first half of 2003, subject to regulatory approvals and other conditions.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by
SEC Rule 17a-5

The Partners of
Pershing Trading Company, L.P.

In planning and performing our audit of the financial statements and supplemental schedule of Pershing Trading Company, L.P. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The General Partner of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the General Partner are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide the General Partner with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the General Partner's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the New York Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2003.

KPMG LLP